OMB APPROVAL
UNITED STATES	OMB Number: 3235-0058
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	Estimated average burden hours per response ... 2.50
FORM 12b-25
SEC FILE NUMBER
NOTIFICATION OF LATE FILING

CUSIP NUMBER

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

	For Period Ended:	September 30, 2021

☒ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RAYONT, INC.

Full Name of Registrant

VELT INTERNATIONAL GROUP INC.

Former Name if Applicable

228 Hamilton Avenue, 3rd Floor

Address of Principal Executive Office (Street and Number)

94301 Palo Alto, CA, United States of America

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Information necessary for the filing of a complete and accurate Form 10-K could not be gathered and reviewed within the prescribed time period without unreasonable effort and expense to Registrant.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William B. Barnett	818	436-6410
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Since the last Form 10-K was filed, the Registrant has completed acquisitions of a three (3) new business. The Form 10-K for the year ended June 30, 2021 will show increased revenues, assets and profits compared to the year-ended June 30, 2020. The audits for the acquired business’ have not been completed and although the Registrant believes that the increases in revenues, assets and profits will be favourably material to the Registrant financials, we are reluctant to disclose estimates until completion of the audit which will be filed with the SEC within the 15 day extension requested.

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                            RAYONT, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 30, 2021	By:	/s/ Aleem Sheikh
		Name:	Aleem Sheikh
President & CEO

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